SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 06 June 2008

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Transaction in Own Shares dated 23 May 2008
99.2	Holding(s) in Company dated 27 May 2008
99.3	Transaction in Own Shares dated 27 May 2008
99.4	Holding(s) in Company dated 28 May 2008
99.5	Transaction in Own Shares dated 28 May 2008
99.6	Transaction in own Shares dated 29 May 2008
99.7	Total Voting Rights dated 30 May 2008
99.8	Holding(s) in Company dated 2 June 2008
99.9	Holding(s) in Company dated 2 June 2008
99.10	Transaction in Own Shares dated 2 June 2008
99.11	Holding(s) in Company dated 3 June 2008
99.12	Transaction in Own Shares dated 3 June 2008
99.13	Transaction in Own Shares dated 4 June 2008
99.14	Transaction in Own Shares dated 5 June 2008

99.1

23
 May
 2008

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc
 announces that
it has today
 purchased for cancellation
100,000

of its
 ordinary
shares at a price of

807.097955
p
per share.

99.2

27 May 2008

TR-1:
NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached
:

InterContinental Hotels Group PLC

2.
Reason for the notification
(please state
Yes/No
):

An acquisition or disposal of voting rights
:

Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
:

Yes

An event changing the breakdown of voting rights
:

(
No
)

Other (please specify):

(
No
)

3. Full name of person(s) subject to the notification obligation:

Morgan Stanley (
Institutional Securities Group and Global Wealth Management)

4. Full name of shareholder(s)
(if different from 3.):

N/A

5. Date of the transaction
(
and date on whi
ch the threshold is crossed or
reached
if different)
:

21
 May
 2008

6. Date on which issuer notified:

23
 May
2008

7. Threshold(s) that is/are crossed or reached:

To below 6%

8. Notified details:
A: Voting rights attached to shares

Class/type of shares	Situation previous to the Triggering transaction
	Number of shares	Number of voting Rights
ISIN: GB00B1WQCS47 Ordinary Shares of 13 [29] / 47 pence each	18,675,689	18,675,689

Resulting situation after the triggering transaction

Class/type of shares	Number of shares	Number of voting rights		% of voting rights
	Direct	Direct	Indirect	Direct	Indirect
ISIN: GB00B1WQCS47 Ordinary Shares of 13 [29] / 47 pence each	6 , 389 , 987	6 , 389 , 987		2.18%

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
Physically Settled Call Options	18 / 07 /2008		8,928,000	3.05%
Physically Settled Call Options	19 / 09 /2008		1,848,000	0.63%

Total (A+B)

Number of voting rights	% of voting rights
17,165,987	5.86%

9.
Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable
:

Morgan Stanley Securities Limited	17,069,658	5.83%
Morgan Stanley & Co Incorporated	1,429	0.00%
Morgan Stanley Capital ( Luxembourg ) SA	81,900	0.03%
Morgan Stanley Bank AG	13,000	0.00%

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:
Notification using the total voting rights figure of
293,037,694
14. Contact name:

Catherine Springett, Deputy Company Secretary
InterContinental Hotels Group PLC

15. Contact telephone number:

01753 410242

99.3

27
 May
 2008

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc
 announces that
it has today
 purchased for cancellation

150,000
of its
 ordinary
shares at a price of

809.14974
p
per share.

99.4

28
 May 2008

TR-1:
NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached
:

InterContinental Hotels Group PLC

2.
Reason for the notification
(please state
Yes/No
):

An acquisition or disposal of voting rights
:

Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
:

(No)

An event changing the breakdown of voting rights
:

(
No
)

Other (please specify):

(
No
)

3. Full name of person(s) subject to the notification obligation:

Morgan Stanley (
I
nstitutional Securities Group and Global Wealth Management)

4. Full name of shareholder(s)
(if different from 3.):

N/A

5. Date of the transaction
(
and date on whi
ch the threshold is crossed or
reached
if different)
:

22
 May
 2008

6. Date on which issuer notified:

27
 May
2008

7. Threshold(s) that is/are crossed or reached:

To below
5
%

8. Notified details:
A: Voting rights attached to shares

Class/type of shares	Situation previous to the Triggering transaction
	Number of shares	Number of voting Rights
ISIN: GB00B1WQCS47 Ordinary Shares of 13 [29] / 47 pence each	17,165,987	17,165,987

Resulting situation after the triggering transa
ction

Class/type of shares	Number of shares	Number of voting rights		% of voting rights
	Direct	Direct	Indirect	Direct	Indirect
ISIN: GB00B1WQCS47 Ordinary Shares of 13 [29] / 47 pence each	2,519,672	2,519,672		0.85%

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
Physically Settled Call Options	18 / 07 /2008		8,928,000	3.05%
Physically Settled Call Options	19 / 09 /2008		1,848,000	0.63%

Total (A+B)

Number of voting rights	% of voting rights
13,295,672	4.53%

9.
Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable
:

Morgan Stanley Securities Limited	13,199,343	4.50%
Morgan Stanley & Co Incorporated	1,429	0.00%
Morgan Stanley Capital ( Luxembourg ) SA	81,900	0.03%
Morgan Stanley Bank AG	13,000	0.00%

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:
Notification using the total voting rights figure of
293,037,694
14. Contact name:

Catherine Springett, Deputy Company Secretary
InterContinental Hotels Group PLC

15. Contact telephone number:

01753 410242

99.5

28
 May
 2008

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc
 announces that
it has today
 purchased for cancellation
100,000
of its
 ordinary
shares at a price of

822.813475
p
per share.

99.6

2
9
 May
 2008

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc
 announces that
it has today
 purchased for cancellation
150,000

of its
 ordinary
shares at a price of

818.33824
p
per share.

99.7
InterContinental Hotels Group PLC
Transparency Directive Announcement

Date of Notification
30
May
 2008

InterContinental Hotels Group PLC - Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1
InterContinental Hotels Group
 PLC
would like to notify the market of the following:

As at
30
May
2008, InterContinental Hotels Group PLC's issued capital consists of
291,153,270

ordinary shares with voting rights. The Company does not hold any shares in Treasury.

The above figure,
291,153,270

may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, InterContinental Hotels Group PLC under the FSA's Disclosure and Transparency Rules.

Footnote:

The figure above
 takes into consideration the cancellation of
150,000 shares
which were repurchased
on 27 May 2008
 under
InterContinental Hotels Group
 PLC's
current share buyback programme
.

Under the terms of settlement (3 working days) the company expects these shares to be cancelled today, 30 May 2008.

A further
100,000
 shares
bought back
on 28 May 2008, and
150,000
 shares
bought back on 29 May 2008
,
 are due to be cancelled on
2 and 3 June
2008
respectively
.

99.8

2 June
 2008

TR-1:
NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached
:

InterContinental Hotels Group PLC

2.
Reason for the notification
(please state
Yes/No
):

An acquisition or disposal of voting rights
:

Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
:

Yes

An event changing the breakdown of voting rights
:

(
No
)

Other (please specify):

(
No
)

3. Full name of person(s) subject to the notification obligation:

Morgan Stanley (
I
nstitutional Securities Group and Global Wealth Management)

4. Full name of shareholder(s)
(if different from 3.):

N/A

5. Date of the transaction
(
and date on whi
ch the threshold is crossed or
reached
if different)
:

2
7
 May
 2008

6. Date on which issuer notified:

2
9
 May
200
8

7. Threshold(s) that is/are crossed or reached:

5
%

8. Notified details:
A: Voting rights attached to shares

Class/type of shares	Situation previous to the Triggering transaction
	Number of shares	Number of voting Rights
ISIN: GB00B1 W Q CS47 Ordinary Shares of 1 3 [29] / 47 pence each	13,295,672	13,295,672

Resulting situation after the triggering transa
ction

Class/type of shares	Number of shares	Number of voting rights		% of voting rights
	Direct	Direct	Indirect	Direct	Indirect
ISIN: GB00B1WQCS47 Ordinary Shares of 13 [29] / 47 pence each	3,027,823	3,027,823		1.03%

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
Physically Settled Call Options	18 / 07 /2008		8,928,000	3.05%
Physically Settled Call Options	19 / 09 /2008		4,824,192	1.64%

Total (A+B)

Number of voting rights	% of voting rights
16,780,015	5.72%

9.
Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable
:

Morgan Stanley Securities Limited	16,683,686	5.69%
Morgan Stanley & Co Incorporated	1,429	0.00%
Morgan Stanley Capital ( Luxembourg ) SA	81,900	0.03%
Morgan Stanley Bank AG	13,000	0.00%

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:
Notification using the total voting rights figure of
293,037,694
14. Contact name:

Catherine Springett, Deputy Company Secretary
InterContinental Hotels Group PLC

15. Contact telephone number:

01753 410242

99.9

2 June
 2008

TR-1:
NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached
:

InterContinental Hotels Group PLC

2.
Reason for the notification
(please state
Yes/No
):

An acquisition or disposal of voting rights
:

Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
:

Yes

An event changing the breakdown of voting rights
:

(
No
)

Other (please specify):

(
No
)

3. Full name of person(s) subject to the notification obligation:

Morgan Stanley (
I
nstitutional Securities Group and Global Wealth Management)

4. Full name of shareholder(s)
(if different from 3.):

N/A

5. Date of the transaction
(
and date on whi
ch the threshold is crossed or
reached
if different)
:

28
 May
 2008

6. Date on which issuer notified:

29
 May
2008

7. Threshold(s) that is/are crossed or reached:

6
%

8. Notified details:
A: Voting rights attached to shares

Class/type of shares	Situation previous to the Triggering transaction
	Number of shares	Number of voting Rights
ISIN: GB00B1WQCS47 Ordinary Shares of 13 [29] / 47 pence each	16,780,015	16,780,015

Resulting situation after the triggering transa
ction

Class/type of shares	Number of shares	Number of voting rights		% of voting rights
	Direct	Direct	Indirect	Direct	Indirect
ISIN: GB00B1WQCS47 Ordinary Shares of 13 [29] / 47 pence each	2,819,340	2,819,340		0.96%

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
Physically Settled Call Options	18 / 07 /2008		8,928,000	3.05%
Physically Settled Call Options	19 / 09 /2008		4,824,192	1.64%
Physically Settled Call Options	17/10/2008		2,466,096	0.84%

Total (A+B)

Number of voting rights	% of voting rights
19,037,628	6.49%

9.
Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable
:

Morgan Stanley Securities Limited	18,941,>299	6.46%
Morgan Stanley & Co Incorporated	1,429	0.00%
Morgan Stanley Capital ( Luxembourg ) SA	81,900	0.03%
Morgan Stanley Bank AG	13,000	0.00%

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:
Notification using the total voting rights figure of
293,037,694
14. Contact name:

Catherine Springett, Deputy Company Secretary
InterContinental Hotels Group PLC

15. Contact telephone number:

01753 410242

99.10

2

June
2008

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc
 announces that
it has today
 purchased for cancellation
250,000
of its
 ordinary
shares at a price of

808.988576
p
per share.

99.11

3
 June
 2008

TR-1:
NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached
:

InterContinental Hotels Group PLC

2.
Reason for the notification
(please state
Yes/No
):

An acquisition or disposal of voting rights
:

Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
:

(No)

An event changing the breakdown of voting rights
:

(
No
)

Other (please specify):

(
No
)

3. Full name of person(s) subject to the notification obligation:

Morgan Stanley (
I
nstitutional Securities Group and Global Wealth Management)

4. Full name of shareholder(s)
(if different from 3.):

N/A

5. Date of the transaction
(
and date on whi
ch the threshold is crossed or
reached
if different)
:

2
9
 May
 2008

6. Date on which issuer notified:

30
 May
200
8

7. Threshold(s) that is/are crossed or reached:

Below
6
%

8. Notified details:
A: Voting rights attached to shares

Class/type of shares	Situation previous to the Triggering transaction
	Number of shares	Number of voting Rights
ISIN: GB00B1 W Q CS47 Ordinary Shares of 1 3 [29] / 47 pence each	19 , 037 , 628	19 , 037 , 628

Resulting situation after the triggering transa
ction

Class/type of shares	Number of shares	Number of voting rights		% of voting rights
	Direct	Direct	Indirect	Direct	Indirect
ISIN: GB00B 1W Q CS47 Ordinary Shares of 1 3 [29] / 47 pence each	133,737	133 , 737		0.0 5%

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
Physically Settled Call Options	18 / 07 /2008		8 , 928 , 0 00	3.0 6%
Physically Settled Call Options	19 / 09 /2008		4 , 824 , 192	1.6 6%
Physically Settled Call Options	17/10/2008		2,466,096	0.8 5%

Total (A+B)

Number of voting rights	% of voting rights
1 6 , 352 , 025	5.62%

9.
Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable
:

Morgan Stanley Securities Limited	1 6 , 218 , 288	5.57%
Morgan Stanley & Co Incorporated	38 , 837	0.0 1%
Morgan Stanley Capital ( Luxembourg ) SA	81 , 900	0.03%
Morgan Stanley Bank AG	13,000	0.00%

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:
Notification using the total voting rights figure of
291,153,270
14. Contact name:

Catherine Springett, Deputy Company Secretary
InterContinental Hotels Group PLC

15. Contact telephone number:

01753 410242

99.12

3

June
2008

Intercontinental Hotels Gro
up plc: Purchase of Own Shares

Intercontinental Hotels Group plc
 announces that
it has today
 purchased for cancellation

200,000

of its
 ordi
nary
shares at a price of
 793.6724
p
per share.

99.13

4

June
2008

Intercontinental Hotels Gro
up plc: Purchase of Own Shares

Intercontinental Hotels Group plc
 announces that
it has today
 purchased for cancellation

222,875

of its
 ordinary
shares at a price of
 799.6602
p
per share.

99.14

5

June
2008

Intercontinental Hotels Gro
up plc: Purchase of Own Shares

Intercontinental Hotels Group plc
 announces that
it has today
 purchased for cancellation

150,000

of its
 ordi
nary
shares at a price of
 801.305407
p
per share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	06 June 2008